[WilmerHale Letterhead]

June 21, 2011

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins Accounting Branch Chief
Re:
Tangoe, Inc.
Registration Statement on Form S-1
File No. 333-166123

Ladies and Gentlemen:

        On behalf of Tangoe, Inc. (the "Company"), submitted herewith for filing is Amendment No. 6 ("Amendment No. 6") to the Registration Statement referenced above (the "Registration Statement"). Amendment No. 6 is being filed in response to comments contained in a letter, dated June 14, 2011 (the "Letter"), from Kathleen Collins of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Albert R. Subbloie, Jr., the Company's President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 6. Page numbers referred to in the responses reference the applicable pages of Amendment No. 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 50

1.
As previously requested, please revise your disclosures to focus your discussion on the factors contributing to the significant changes in the fair value of the company's common stock for the twelve-month period preceding the most recent balance sheet date. In this regard, please remove your discussion of the valuations between October 31, 2008 and December 22, 2009 or tell us why you believe this information is necessary.

Response:	In response to the Staff's comment, the Company has removed the discussion of valuations between October 31, 2008 and December 22, 2009 from the Registration Statement.

Results of Operations, page 69

2.
We note your new disclosures here and your revised disclosures on page 72 include the number of new customers during the respective periods. Please revise to include the total number of customers at the end of March 31, 2011 and December 31, 2010, respectively, to provide context to the increase. Further please tell us your consideration to include the dollar amount of the increase attributable to new customers compared to existing customers to provide additional information as to the fluctuation in revenue, consistent with management's focus on selling additional offerings to existing customers as well as adding a significant number of new customers, as disclosed on page 42.

Response:	In response to the Staff's comment, the Company has added additional information on pages 65, 66 and 68 of Amendment No. 6. The Company does not believe that disclosure of the dollar amounts of increases or decreases in either new or existing customer revenue would provide meaningful insight into the Company's financial performance beyond that provided by disclosure of the changes in the Company's customer revenues on an aggregate basis. While the Company's management expects that it will be able to sell additional product and service offerings to existing customers as well as continue to add new customers, as disclosed on page 42 of Amendment No. 6, the revenue increases from new or existing customers may vary significantly between fiscal periods without reflecting any underlying trend due to the length and unpredictability of the Company's sales cycles. As a result, in evaluating the Company's financial performance, the Company's management generally does not emphasize the breakdown of revenue increases between new and existing customers and the Company believes that inclusion of such information in the Registration Statement would not enhance the existing disclosures concerning the Company's financial condition and results of operations and might even confuse or mislead prospective investors.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-24

3.
Please provide a breakdown of the "amounts not deductible for tax purposes" for fiscal 2010 as noted in your rate reconciliation table. To the extent that one or two items comprise a significant component of this line item, then revise to separately disclose such amounts in the rate reconciliation table and/or clearly explain the components of this line item in your footnote disclosures.

Response:	In response to the Staff's comment, the Company has provided a further breakdown of amounts not deductible for tax purposes in the rate reconciliation table on page F-29 of Amendment No. 6.

Note 13. Stockholders' Deficit

Preferred Stock and Common Stock Warrants, page F-37

4.
We note your response to prior comment 9 and your revised disclosures herein. Please describe further the terms of the annual recurring revenue thresholds that must be met in order for the Dell warrants to become exercisable. Tell us how you considered the guidance in ASC 505-50-30-25 in accounting for such warrants. Also, tell us how you determined it was unlikely that any of the shares of common stock would be earned and describe further what you mean by "unlikely." Please cite the specific accounting guidance you considered in accounting for such warrants.

Response:	In response to the Staff's comment, the Company advises the Staff that on May 2, 2011 the Company submitted a confidential treatment application to the Staff with respect to the specified annual performance goals of recurring revenue and corresponding share amounts contained in the Dell warrant agreement. The confidential treatment application contained an unredacted version of the Dell warrant for the Staff's review.

The Company advises the Staff that it has considered the guidance in ASC 505-50-30-25 in determining the costs, if any, to be recognized related to the Dell warrant. The Company further advises the Staff that the Company has considered the guidance in ASC 605-50-25-10 which states, in part:

"A rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period shall be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it shall be recognized as the milestones are achieved."

In accordance with this guidance, the Company adopted the same accounting treatment for the Dell warrant agreement as it adopted for the similarly structured IBM warrant agreement entered into in 2009 and described in Note 13 to the financial statements. Under the Dell warrant agreement, warrant shares vest based on the attainment of annual performance goals of recurring revenue during four successive one-year periods with the first period being a thirteen-month period beginning on December 1, 2010 and ending on December 31, 2011. In concluding that it was unlikely any common shares would be earned under the Dell warrant the Company considered two principal factors. First, the Dell relationship with the Company is relatively new with very limited sales history. Second, through the first four months of the agreement term no annual recurring revenue was generated under the agreement. Based on these factors, the Company determined it was unlikely any of the shares of common stock would be earned. The Company will evaluate on a quarterly basis all annual recurring revenue booked to date through the Dell relationship and the Dell sales forecast to help determine if the attainment of any of the annual performance goals has become probable. If the Company determines it is probable that any of the annual performance goals of recurring revenue will be met, the Company will accrue the appropriate warrant expense.

***

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Burgess of this firm at (617) 526-6418.

Sincerely,

/s/ David A. Westenberg

David A. Westenberg

cc:
Albert R. Subbloie, Jr.
John A. Burgess, Esq.